UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OFFERING CIRCULAR

FORM 1-K

ANNUAL REPORT

For the annual period ended December 31, 2024.

ILS FIXED HORIZON LLC

Texas	6500	88-1715867
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Tom Berry

Chief Executive Officer

PO Box 1227

210 Market Street

El Campo, TX 77437

Telephone: 979-541-1270

Website: https://ils.cash/

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-425-7831

Email: ljp@PinoLawGroup.com

ILS FIXED HORIZON LLC

FOR THE ANNUAL PERIOD ENDED DECEMBER 31, 2024

PART II.

ITEM 1: BUSINESS

ILS Fixed Horizon, LLC (the “Company”) is a Texas limited liability company formed on April 5, 2022, for the purpose of raising capital to participate in real estate investment activities, with a primary focus on providing financing to both affiliated and unaffiliated borrowers (“Investment Activities”).

The Company’s business model centers on acquiring promissory notes, typically originated by an affiliated entity (as outlined in the Offering Circular), in connection with short-term real estate financing. These loans are structured to support a range of borrower strategies, including fix-and-flip projects, buy-and-hold investments, wrap-around loans, commercial real estate acquisitions, and bridge or hard money loans.

By purchasing these notes, the Company enables flexible capital deployment while maintaining the ability to underwrite and monitor asset performance through its relationship with the originating affiliate. The Company anticipates that the majority of its investments will continue to consist of these structured financing arrangements, designed to generate steady returns through interest income and, in some cases, repayment incentives tied to project outcomes.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ILS Fixed Horizon, LLC was qualified under Regulation A in November 2024. Given the timing of its qualification, the Company did not raise capital, deploy funds, or initiate investment operations during the fiscal year ended December 31, 2024. Instead, this initial period was focused on building the operational foundation necessary to support a successful launch, including refining borrower relationships, developing internal underwriting protocols, and preparing investor onboarding processes. The Manager views 2025 as the Company’s first full year of active operations, during which it expects to begin raising capital from investors and executing on its investment strategy.

ITEM 3: DIRECTORS AND OFFICERS

(a)	Directors, Executive Officers and Significant Employees of the Company

Name	Age	Title	Term of OfficeNote 1	Approximate Hours Per Week

Donald Sutton	60	Co-Founder, President of Manager & Chief Financial Officer / Chief Accounting Principal	April 2022	20

Tom Berry	59	Co-Founder and CEO	April 2022	20

Note 1 – The Company expects each Executive Officer to continue in the same capacity as their predecessor Company Affiliate roles outlined below, not all Company Executive Officers will be focused on all aspects of the Company’s business initiatives but will rather focus on specific business initiatives in accordance with their area(s) of expertise.

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Name	Age	Title	Term of Office

Donald Sutton	60	Co-Founder, President of Manager & Chief Financial Officer / Chief Accounting Principal	April 2022

Tom Berry	59	Co-Founder and CEO	April 2022

(b)	Family relationships.

None.

(c)	Business experience.

The Company’s Management, each of which reside in Texas, has extensive experience in private real estate lending, private lending more broadly, property acquisition and development, property rehabilitation, hard money loans, and the real estate industry overall.

(d)	Legal proceedings.

None

Biographies for the Managing Team are listed below.

Donald Sutton, Co-Founder, President of Manager, Chief Financial Officer/Chief Accounting Principal Donald graduated from Stephen F. Austin University Magna Cum Laude with a degree in Applied Mathematics and Computer Science. Thereafter, Donald was recruited by a defense contractor right out of college. For the next 5 years, he worked in satellite and missile science for multiple undisclosed US government agencies. Two of his most notable assignments were working on missile technology for the NORAD defense system’s “war games” and the satellite system that was used for troop location and movements for coalition forces during Operation Desert Storm. After his time with military defense agencies, Donald moved into the private sector as a software engineer working with companies such as Oracle, E-Systems Raytheon, Lockheed Martin, and EMC Greenplum. Over the next 26 years, he managed design teams creating system software for private sector companies and government agencies. It was during this time that he moved back to his hometown area and met his wife, Fredia, of now over 20 years. They have four children, the oldest of which, works in the family business.

While working in the corporate world, Donald started investing in rental homes, mobile home parks, and apartments as an alternative to the stock market. After a while, he found that passive investing as a private lender was more suited to his busy work and travel schedule. He now boasts more than 20 years in private lending. In 2014 he partnered with Tom Berry to Co-Found Investor Loan Source (ILS). Since that time ILS has closed over twenty-one hundred (2,100) loans for just over one billion ($1,000,000,000) in loan volume. In 2018 Donald and Tom launched the ILS Funds as a way to grow their loan volume and allow other passive investors to pool their money and take part in the private lending systems and the team they had built. To date the ILS funds have raised over one-hundred thirty million ($130,000,000) dollars in investor capital and have produced solid returns throughout. Donald enjoys working with the local 4-H and FFA chapters in his spare time serving as project leader and mentor. His mission is to help others build their wealth and get the highest returns with minimal risk. Donald says success feels best when it is shared.

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Tom Berry, Co-Founder and CEO Growing up in Appalachia, Tom always knew he wanted to be a businessman. For Tom a career in business seemed like the only way to escape the generational poverty he saw all around him. As the son of a coal miner, Tom did not attend college but instead choose to work his way up the corporate ladder in sales and management. Before long, he realized, he had developed a strong resume as a turnaround manager. Taking positions managing a company, store, or department that was not profitable and turning them profitable. After several of these positions, he had acquired the skills and knowledge to go on his own and started his own financial services firm. Acquiring 18 state and federal licenses and admissions covering life and health insurance, property and casualty insurance, mortgages, and securities sales, Tom and his wife built a business by helping families plan and implement efficient finance and investing strategies to enable them to reach their goals.

In 2006 Tom and his wife decided to move their family and business from their small rural community in Ohio to the much larger market of Houston, TX. While this seemed like a fantastic opportunity, no one foresaw the financial crisis that crushed their business the following year. After losing everything they had worked for and saved, Tom decided to start a different type of business as a real estate professional. Starting with nothing, he acquired over 400 rental units in the next four years and has since bought and sold hundreds of houses and commercial properties.

In 2014 he partnered with Donald Sutton to Co-Found Investor Loan Source (ILS) and since that time ILS has closed over twenty-one hundred (2,100) loans for just over one billion ($1,000,000,000) in loan volume. In 2018 Donald and Tom launched The ILS Funds to grow their loan volume and allow other passive investors to pool their money and take part in the private lending systems and the team they had built. To date, the ILS funds have raised over one-hundred thirty million ($130,000,000) dollars in investor capital and have produced solid returns throughout. Tom and his wife of 20 years, Melissa, still reside in Texas and have four adult children and seven grandchildren. All of their children or their children’s spouses work in the family business. In his spare time, Tom is an avid hunter and loves to make memories with the family on his exotic game ranch in central Texas. He also has a passion for teaching others how to build wealth through real estate and strongly believes that teaching is the best way to set the next generation up for success. Mr. Berry is the former host of a popular radio show, The Real Estate Rush Hour, and continues traveling all over the country to speak at various conventions and mastermind groups in addition to his duties as CEO of ILS.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

ILS Fixed Horizon, LLC was organized as a Texas limited liability company on April 5, 2022. The sole Common Member of the Company is ILS Capital Management, LLC, a Texas limited liability company, which retains one hundred (100%) percent of the Company’s Common Voting Shares. ILS Capital Management, LLC is equally managed and controlled by Tom Berry and Donald Sutton, thus leading to each of them having 50.0% beneficial ownership in the Company. Tom Berry and Donald Sutton are therefore the individuals with ultimate voting and managerial control over the Company. As of December 31, 2024, no Preferred Shares have been issued, and there are no other holders of voting or non-voting equity.

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The following table displays, as of December 31, 2024, the voting and non-voting securities of the Company:

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class	Percent of Company Total Voting Power

Common Voting Shares	Tom Berry CEO 210 Market Street El Campo TX 77437		$50.0%	50.0%

	Donald Sutton CFO/Chief Accounting Principal 210 Market Street El Campo TX 77437		50.0%	50.0%

Executive Officers as a Group	Tom Berry & Donald Sutton. Same addresses as above.		100.0%	100.0%

Note 1 – ILS Legacy Holdings LLC, a Management controlled Company Affiliate, is the sole voting member of the Company and the Common Member. ILS Legacy Holdings LLC is jointly owned by Donald Sutton and Tom Berry; Donald Sutton retains his 50% in ILS Legacy Holdings LLC through DFSWIM LLC, and Tom Berry retains his 50% in ILS Legacy Holdings LLC through Tom Berry REI LLC. Thus, both Tom Berry and Donald Sutton are Beneficial owners.

ILS Fixed Horizon MGMT CORP (the “Manager”), a Management controlled Company Affiliate, is the Manager of the Company. The Manager is 50% owned by Tom Berry and 50% owned by Donald Sutton. Thus, the beneficial owners of the Company are Tom Berry and Donald Sutton, who each hold a 50% stake.

Donald Sutton, as President of Manager, is the sole natural person with voting and dispositive power over the Common Member’s Interest

ITEM 5: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

None.

ITEM 6: OTHER INFORMATION

None.

ITEM 7: FINANCIAL STATEMENTS

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ILS FIXED HORIZON, LLC

Financial Statements
and

Independent Auditor’s Report
December 31, 2024 and 2023

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Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

CONSENT OF INDEPENDENT AUDITOR

We consent to the inclusion of our report dated April 23, 2025, with respect to the financial statements of ILS Fixed Horizon, LLC as of December 31, 2024, and for the year then ended, in this Regulation A Offering Circular on Form 1-A of ILS Fixed Horizon, LLC. We also consent to the reference to our firm under caption “Experts”.

Orlando, Florida
April 23, 2025

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ILS FIXED HORIZON, LLC

9

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

INDEPENDENT AUDITOR’S REPORT

To the Members

ILS Fixed Horizon, LLC

Opinion

We have audited the accompanying financial statements of ILS Fixed Horizon, LLC (a Texas limited liability company), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations and changes in members’ equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILS Fixed Horizon, LLC as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of ILS Fixed Horizon, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ILS Fixed Horizon, LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists.

F-1

Orlando 1000 Legion Place, Suite 900 Orlando, FL 32801 Melbourne 6525 3rd St. Suite 406 Rockledge, FL 32955

INDEPENDENT AUDITOR’S REPORT (CONTINUED)

To the Members

ILS Fixed Horizon, LLC

Auditor’s Responsibilities for the Audit of the Financial Statements (Continued)

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•   Exercise professional judgment and maintain professional skepticism throughout the audit.

•   Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•   Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ILS Fixed Horizon, LLC’s internal control. Accordingly, no such opinion is expressed.

•    Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•   Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ILS Fixed Horizon, LLC’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Orlando, Florida
April 23, 2025

F-2

ILS FIXED HORIZON, LLC

BALANCE SHEETS

DECEMBER 31, 2024 AND 2023

ASSETS

	2024	2023
CURRENT ASSETS:
Cash	$5,047	$5,024

TOTAL ASSETS	$5,047	$5,024

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES	$-	$-

MEMBERS' EQUITY	5,047	5,024

TOTAL LIABILITIES AND MEMBERS' EQUITY	$5,047	$5,024

See independent auditor's report and notes to the financial statements.

F-3

ILS FIXED HORIZON, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
REVENUE:

Revenues	$-	$-

TOTAL REVENUE	-	-

OPERATING EXPENSES:
Expenses	-	-

TOTAL OPERATING EXPENSES	-	-

INCOME FROM OPERATIONS	-	-

OTHER INCOME:
Interest income	23	24

TOTAL OTHER INCOME	23	24

NET INCOME	$23	$24

MEMBERS' EQUITY, BEGINNING OF YEAR	$5,024	$5,000

MEMBERS' EQUITY, END OF YEAR	$5,047	$5,024

See independent auditor's report and notes to the financial statements.

F-4

ILS FIXED HORIZON, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$23	$24

NET CASH PROVIDED BY OPERATING ACTIVITIES	23	24

NET INCREASE IN CASH	23	24

CASH, BEGINNING OF YEAR	5,024	5,000

CASH, END OF YEAR	$5,047	$5,024

See independent auditor's report and notes to the financial statements.

F-5

ILS FIXED HORIZON, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 1 – DESCRIPTION OF BUSINESS

ILS Fixed Horizon, LLC (the “Company”) was organized as a Texas limited liability company on April 5, 2022. The Company was formed for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated borrowers.

The Company intends to provide financing to various borrowers, which typically operate in real estate investment. Borrowers may obtain financing for purposes of fix and flip investments, buy-and-hold investments, “wrap-around” loans, commercial loans, or hard money/bridge loans. The Company primarily intends to purchase notes from an affiliate, which will originate the notes. The Company anticipates the majority of its investment activities will be providing the financing described herein, although the Company can provide additional types of financing to borrowers at its discretion.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of December 31, 2024 there was no uninsured balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

F-6

ILS FIXED HORIZON, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instrument.

NOTE 3 – EQUITY AND FUTURE EQUITY

The Company has established non-voting classes of debt units, each with $1,000 par value per Unit (“Units”) and seeks to raise $75,000,000 through the sale of 75,000 Units. Units will have the right to interest payments.

The Company currently has three authorized main share classes: Class A, Class B, and Class C Non-Voting Debt Units.

Class A Non-Voting Debt Units

Class A Units grant debt investors the option to earn interest at the following rate with a one (1) year capital commitment period (“Rate Lock Period”). Investors may request their capital contributions through a written request to the manager, and the manager will return the capital contribution to investors of Class A Units within sixty (60) days of receiving the written request. There are two types of debt units within Class A, known as Class A1 Units and Class A2 Units:

Class A1 Non-Voting Debt Units

Class A1 Units are paid five (5%) percent per annum. Class A1 Units are available to debt investors who make a minimum capital contribution of twenty- five thousand ($25,000) dollars.

Class A2 Non-Voting Debt Units

Class A2 Units are paid six (6%) percent per annum. Class A2 Units are available to debt investors who make a minimum capital contribution of five hundred thousand ($500,000) dollars.

F-7

ILS FIXED HORIZON, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2024 AND 2023

NOTE 3 – EQUITY AND FUTURE EQUITY (Continued)

Class B Non-Voting Debt Units

Class B Units grant debt investors the option to earn interest at the following rate with a three (3) year capital commitment period (“Rate Lock Period”). Investors may request their capital contributions through a written request to the Manager, and the Manager will return the capital contribution to investors of Class B Units within one hundred and eighty (180) days of receiving the written request. There are two types of debt units within Class B, known as Class B1 Units and Class B2 Units:

Class B1 Non-Voting Debt Units

Class B1 Units are paid six (6%) percent per annum. Class B1 Units are available to debt investors who make a minimum capital contribution of twenty-five thousand ($25,000) dollars.

Class B2 Non-Voting Debt Units

Class B2 Units are paid seven (7%) percent per annum. Class B2 Units are available to debt investors who make a minimum capital contribution of five hundred thousand ($500,000) dollars.

Class C Non-Voting Debt Units

Class C Units grant debt investors the option to earn interest at the following rate with a five (5) year capital commitment period (“Rate Lock Period”). Investors may request their capital contributions through a written request to the Manager, and the Manager will return the capital contribution to investors of Class C Units within three hundred and sixty (360) days of receiving the written request. There are two types of debt units within Class C, known as Class C1 Units and Class C2 Units:

Class C1 Non-Voting Debt Units

Class C1 Units are paid seven (7%) percent per annum. Class C1 Units are available to debt investors who make a minimum capital contribution of twenty- five thousand ($25,000) dollars.

Class C2 Non-Voting Debt Units

Class C2 Units are paid eight (8%) percent per annum. Class C2 Units are available to debt investors who make a minimum capital contribution of five hundred thousand ($500,000) dollars.

NOTE 4 – SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued, noting none requiring disclosure.

F-8

ITEM 8: EXHIBITS

None. Audited Financials included in Item 7 above.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ILS FIXED HORIZON LLC

By:	/s/ TOM BERRY
Tom Berry
Chief Executive Officer

By:	/s/ DONALD SUTTON
Donald Sutton
Chief Financial Officer/Chief Accounting Principal

Date: April 28, 2025

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